SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Polska Telefonia Cyfrowa Sp. z o.o.

(Exact Name of Registrant as Specified in Its Charter)

Al. Jerozolimskie 181, 02-222 Warsaw

(Address of Principal Executive Offices)

Poland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

      Ö

Form 40-F ______________

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

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NEWS RELEASE

POLSKA TELEFONIA CYFROWA ANNOUNCES CHANGES IN THE SUPERVISORY BOARD

Warsaw – October 8, 2004 – Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.era.pl) the leading Polish wireless provider of nationwide dual band GSM 900 & GSM 1800 services and holder of UMTS license, today announced a change in the composition of its Supervisory Board.

Today Mr. Jacek Niewęgłowski was nominated to PTC’s Supervisory Board by Elektrim Telekomunikacja Sp. z o.o. He replaces Mr. Zygmunt Solorz-Żak, who had been a member of PTC’s Supervisory Board since April 30, 2003.

According to the terms of PTC’s shareholder agreement, four board members are nominated by Elektrim Telekomunikacja Sp. z o.o., two by T-Mobile Deutschland GmbH, two by MediaOne International B.V. (a member of the Deutsche Telekom Group) and a ninth member is independent.

The members of the new Supervisory Board are as follows:

1.

Dariusz Oleszczuk – President of the Board (Elektrim Telekomunikacja Sp. z o.o.)

2.

Michael Günther – Vice-President of the Board (MediaOne International B.V.)

3.

Jacek Trela (independent)

4.

Fridbert Gerlach (MediaOne International B.V.)

5.

Lutz Schade (T-Mobile Deutschland GmbH)

6.

Michael Picot (Elektrim Telekomunikacja Sp. z o.o.)

7.

Philippe Houdouin (Elektrim Telekomunikacja Sp. z o.o.)

8.

Uli Kühbacher (T-Mobile Deutschland GmbH)

9.

Jacek Niewęgłowski (Elektrim Telekomunikacja Sp. z o.o.)

For more information about the company, please see the www.era.pl. pages on the Internet.

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For further information please contact:

Karol Depczyński
Director of Financial Strategic Planning
( (+48) 22 413 3112
Mobile: (+48) 604 470 473
Fax: (+48) 22 413 6235
kdepczynski@era.pl

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